UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Inari Medical, Inc.

(Name of Subject Company)

Inari Medical, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45332Y109

(CUSIP Number of Class of Securities)

Andrew Hykes

Chief Executive Officer and President

Inari Medical, Inc.

6001 Oak Canyon, Suite 100

Irvine, California 92618

(877) 923-4747

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Raaj S. Narayan, Esq.

Steven R. Green, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Inari Medical, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on January 17, 2025 (together with any exhibits and annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”). This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the SEC on January 17, 2025 (together with any amendments and supplements thereto, the “Schedule TO”) by (i) Stryker Corporation, a Michigan corporation (“Parent”), and (ii) Eagle 1 Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”). The Schedule TO relates to the tender offer by Merger Sub to acquire all of the outstanding shares of common stock of the Company at a per share offer price of $80.00, net to the seller in cash, without interest and subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 17, 2025 (as it may be amended or supplemented from time to time), and the related Letter of Transmittal (as it may be amended or supplemented from time to time), copies of which were incorporated by reference into the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

The Company believes that the claims asserted in the Complaint and Demand Letters, which are further described under “Item 8. Additional Information” of the Schedule 14D-9, are without merit. However, in order to avoid the risk of the Complaint and Demand Letters delaying or adversely affecting the Transactions and to minimize the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, the Company has determined to voluntarily make certain supplemental disclosures to the section of the Schedule 14D-9 titled “Item 4. The Solicitation or Recommendation—Opinion of Inari’s Financial Advisor—Morgan Stanley” as described below. Nothing in such supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

The subsection of Item 4 of the Schedule 14D-9 entitled “Opinion of Inari’s Financial Advisor – Morgan Stanley” is hereby amended as follows:

On page 29, the fourth full paragraph is amended and restated as follows (new language underlined and deleted text crossed through):

Morgan Stanley calculated estimated implied equity values of Inari based on the AV/revenue multiples for each of the selected companies multiplied by Inari’s estimated revenue for fiscal year 2025, as set forth in the Projections. Morgan Stanley then divided the resulting implied equity values by the ~~number of~~ approximately 61 million fully diluted shares of Inari common stock outstanding as of December 31, 2024, as provided by Inari’s management using the treasury stock method, to derive implied equity values per share of Inari common stock.

The subsection of Item 4 of the Schedule 14D-9 entitled “Opinion of Inari’s Financial Advisor – Morgan Stanley” is hereby amended as follows:

On page 30, the second full paragraph is amended and restated as follows (new language underlined and deleted text crossed through):

For purposes of its DCF analysis, Morgan Stanley first calculated the estimated unlevered free cash flow as adjusted earnings before interest, taxes, depreciation and amortization (burdened by stock-based compensation expense), less (1) cash taxes, (2) capital expenditures, (3) contingent consideration payments and (4) plus or minus changes in net working capital (each of which were based on the Projections). The estimated unlevered free cash flows utilized in Morgan Stanley’s DCF analysis are set forth above under “—Certain Financial Projections”. To calculate terminal values for purposes of its DCF analysis, Morgan Stanley calculated a terminal value for Inari by applying a range of perpetuity growth rates of 3.5% to 4.5%, selected based on Morgan Stanley’s experience and professional judgment, to the terminal year unlevered free cash flow. The unlevered free cash flows from fiscal years 2025 to 2031 and the terminal value were then discounted to present values as of December 31, 2024 using a range of discount rates of 9.5% to 10.5% (which Morgan Stanley derived using its experience and professional judgment to reflect an estimated range of Inari’s assumed weighted average cost of capital), and adjusting the resulting implied aggregate value for Inari by Inari’s estimated net cash of $107 million as of December 31, 2024, as provided by Inari’s management. Morgan Stanley divided the resulting equity value by the ~~applicable number of~~ approximately 61 million fully diluted shares of Inari common stock outstanding as of December 31, 2024, as provided by Inari’s management using the treasury stock method.

The subsection of Item 4 of the Schedule 14D-9 entitled “Opinion of Inari’s Financial Advisor – Morgan Stanley” is hereby amended as follows:

On page 31, the table and the immediately following full paragraph are amended and restated as follows (new language underlined and deleted text crossed through):

Announcement Date	Acquiror	Target	Transaction Aggregate Value / NTM Revenue Multiple
June 18, 2024	Boston Scientific Corporation	Silk Road Medical, Inc.	5.2x
January 8, 2024	Boston Scientific Corporation	Axonics, Inc.	7.5x
January 6, 2022	Stryker Corporation	Vocera Communications, Inc.	11.3x
October 6, 2021	Boston Scientific Corporation	Baylis Medical	8.8x
August 6, 2021	Medtronic plc.	Intersect ENT, Inc.	7.7x
December 18, 2020	Philips Holding USA Inc.	BioTelemetry, Inc.	5.6x
November 20, 2018	Boston Scientific	BTG plc.	4.5x
September 20, 2018	Medtronic plc.	Mazor Robotics Ltd.	20.2x
August 30, 2018	Stryker Corporation	K2M Group Holdings, Inc.	4.3x
August 7, 2017	Fresenius SE & Co. KGaA	NxStage Medical, Inc.	4.4x
June 28, 2017	Philips Holding USA Inc.	Spectranetics Corp.	6.7x
February 14, 2017	Hologic, Inc.	Cynosure, Inc.	3.0x
February 13, 2017	Allergan Holdco US, Inc.	ZELTIQ Aesthetics, Inc.	5.5x
June 7, 2016	Zimmer Biomet Holdings, Inc.	LDR Holding Corporation	5.2x

Based on its experience and professional judgment and taking into consideration, among other things, the observed multiples for the selected transactions listed above, Morgan Stanley selected a range of transaction aggregate value / NTM revenue multiples from 4.3x to 11.3x and applied this range of multiples to Inari’s estimated revenue for 2025, as set forth in the Projections. Morgan Stanley then divided the resulting implied equity values by ~~Inari’s~~ the approximately 61 million fully diluted shares of Inari common stock outstanding as of December 31, 2024, as provided by Inari’s management using the treasury stock method, to derive implied equity values per share of Inari common stock.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Inari Medical, Inc.

By:	/s/ Andrew Hykes
Name: Andrew Hykes
Title: Chief Executive Officer and President

Dated: February 7, 2025